                                                                    EXHIBIT 99.1

                                                     Press Contact: Don Thompson
                                            Director of Marketing Communications
[LOGO]                                                       Leitch Incorporated
                                    Tel: +1(757) 548-2300; (800) 231-9673 x 1025
                                                         don.thompson@leitch.com
                                                         -----------------------

                                            Leitch Investor Contact: Reg Tiessen
                                                         Chief Financial Officer
                                                           Tel: +1 416-445-9640
                                                            Investors@leitch.com
                                                            --------------------

                                                                  www.leitch.com
                                                                  --------------



NOVEMBER 26, 2002                                          FOR IMMEDIATE RELEASE



               LEITCH TECHNOLOGY ANNOUNCES SECOND QUARTER RESULTS



         TORONTO, ONTARIO - Leitch Technology Corporation (NASDAQ: LVID, TSE:
LTV) today announced its financial results for the second quarter ended October 31, 2002.



         Revenue for the quarter ended October 31, 2002 decreased 3% to $45.7 million, compared to $47.0 million in the prior quarter and decreased 12% from $51.9 million during the same period last year.



         Gross margin in the second quarter of fiscal 2003 was $22.9 million or 50% of revenue compared to $24.8 million or 53% of revenue in the prior quarter and $27.7 million or 53% of revenue in the same period of fiscal 2002. The decline in gross margin during the quarter was primarily a result of lower volume of product throughput as well as changes in the product mix sold.



         Earnings (loss) from continuing operations before amortization and equity interests adjusted for income taxes ("Net Operating Income (Loss)")* for the quarter were ($2.0) million or ($0.07) per share compared to $0.2 million or $0.01 per share for the prior quarter and $1.2 million or $0.04 per share for the same period last year. The Net Operating Loss in the second quarter resulted from lower sales volumes and increased trade-show costs as the Company attends the International Broadcasting Convention ("IBC") each September.



         Net loss in the second quarter of fiscal 2003 was ($3.4) million or ($0.11) per share compared to ($1.4) million or ($0.05) per share in the prior quarter and ($2.3) million or ($0.08) per share during the second quarter of fiscal 2002.


                         LEITCH TECHNOLOGY CORPORATION
                   150 Ferrand Drive, Ontario M3C 3E5 CANADA
        Telephone: (416) 445-9640 or (800) 387-0233 Fax: (416) 443-3088
                                 www.leitch.com

                         LEITCH TECHNOLOGY ANNOUNCES SECOND QUARTER RESULTS -- 2

         "Although Q2 revenues were disappointing, I am very encouraged by the strengthening of both internal and external indicators," said Margaret Craig, President and Chief Executive Officer. "We saw strong sales from our new products this quarter including dpsVelocityQ(TM) and Agilevision AGV-1000(TM). Our new product pipeline remains very full, and I am increasingly confident in the Company's ability to execute on our plans. Externally, we are seeing some positive signs that may lead our customers to resume capital spending, and this too reinforces our optimism for the future."


         Highlights for the quarter include:

o Continued quarter-on-quarter growth in the server business, supported by ongoing new product flow. Browsecutter-II(TM), a second-generation MPEG-1 low-resolution proxy browse and edit solution, was launched during the quarter.

o Shipping dpsVelocityQ(TM), which contributed to significant growth in the Company's Post Production revenue over the prior quarter. The dpsVelocityQ(TM) was selected for the `Pick of Show' award at the SATIS 2002 trade show in Paris.

o Sales of the AgileVision AGV-1000(TM) to a number of public broadcasting customers as the product continues to gain market share in a segment that is preparing to invest heavily in the DTV transition.

o Shipping Genesis(TM) ARC-6001 advanced ratio converter, and announcing numerous enhancements to existing products. The Leitch product offering also continues to be enhanced by improved interoperability between products in all major operating segments.

o Participation in the IBC exhibition in September where the company received enthusiastic response to its existing and new product lines.


The company continued to reduce its expenses during the quarter. Headcount reduced further this quarter to 811 from 842 in the first quarter.

         The Company has a strong balance sheet that includes a cash position of $11.0 million and available credit facilities compared to a $7.9 million cash position at April 30, 2002. The company has no debt on its balance sheet.


         * SEE DEFINITIONS SECTION BELOW.

                         LEITCH TECHNOLOGY ANNOUNCES SECOND QUARTER RESULTS -- 3

DEFINITIONS

IT IS IMPORTANT TO NOTE THAT NET OPERATING INCOME (LOSS) IS NOT A MEASURE OF PERFORMANCE UNDER CANADIAN OR U.S. GAAP. NET OPERATING INCOME (LOSS) SHOULD NOT BE CONSIDERED IN ISOLATION OR AS A SUBSTITUTE FOR NET EARNINGS (LOSS) PREPARED IN ACCORDANCE WITH CANADIAN OR U.S. GAAP OR AS A MEASURE OF OPERATING PERFORMANCE OR PROFITABILITY. NET OPERATING INCOME (LOSS) DOES NOT HAVE A STANDARDIZED MEANING PRESCRIBED BY GAAP AND IS NOT NECESSARILY COMPARABLE TO SIMILAR MEASURES PRESENTED BY OTHER COMPANIES. THE COMPANY USES NET OPERATING INCOME (LOSS) TO REMOVE ACQUISITION AND INVESTMENT RELATED CHARGES AS WELL AS DISCONTINUED OPERATIONS WHICH THE COMPANY VIEWS AS OUTSIDE ITS CORE OPERATING RESULTS. THE FOLLOWING TABLE RECONCILES NET EARNINGS (LOSS) TO NET OPERATING INCOME (LOSS):


                                                                                                THREE MONTHS ENDED
                                                                                    OCTOBER 31,      JULY 31,      OCTOBER 31,
                                                                                        2002           2002           2001
                                                                                                (in millions of C$)
Net loss under Canadian GAAP                                                               $(3.4)        $(1.4)           $(2.3)
Amortization of acquired technology                                                           1.5           1.5              1.5
Equity interest in losses of partly owned businesses                                        (0.1)           0.1              1.2
Income taxes - partly owned businesses                                                          -             -            (0.3)
Loss from discontinued operations, net of tax benefit                                           -             -              1.1
Estimated loss on disposal of discontinued operations,
  net of tax benefit                                                                            -             -                -
                                                                                           ------          ----             ----
Net Operating Income (Loss)                                                                ($2.0)          $0.2             $1.2
                                                                                           ======          ====             ====


FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plans", "continue", or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions and expansion opportunities, technological change which may impact the Company's capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company's capital expenditures, any of which could cause actual results to vary materially from current results or the Company's currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.


LEITCH TECHNOLOGY CORPORATION IS A GLOBAL LEADER IN THE DESIGN, DEVELOPMENT AND DISTRIBUTION OF HIGH-PERFORMANCE AUDIO AND VIDEO INFRASTRUCTURE TO THE PROFESSIONAL VIDEO INDUSTRY. APPLICATIONS FOR LEITCH PRODUCTS SPAN THE MARKETPLACE AND INCLUDE BROADCAST, POST PRODUCTION, TELECOMMUNICATIONS, CABLE, INTERNET AND BUSINESS TO BUSINESS. LEITCH'S MAIN OPERATING SEGMENTS ARE VIDEO PROCESSING AND DISTRIBUTION, VIDEO SERVERS AND POST PRODUCTION, WHICH TOGETHER PROVIDE PRODUCTS AND SOLUTIONS THAT ADDRESS EVERY ASPECT OF THE PROFESSIONAL VIDEO PRODUCTION PROCESS. WITH MORE THAN THIRTY YEARS IN THE INDUSTRY, WORLDWIDE OFFICES AND DISTRIBUTORS, AND A BROAD, EMMY(R) AWARD-WINNING PORTFOLIO OF PRODUCTS, LEITCH IS HELPING DELIVER HIGH-QUALITY VIDEO TO VIEWERS IN EVERY CORNER OF THE GLOBE.

                                 # # #

                         LEITCH TECHNOLOGY ANNOUNCES SECOND QUARTER RESULTS -- 4


LEITCH TECHNOLOGY CORPORATION
Consolidated Statements of Earnings
(In thousands of Canadian dollars, except share and per share amounts
- Unaudited)

----------------------------------------------------------------------------------------------------------------------------
                                                                    THREE MONTHS ENDED
                                                         OCTOBER 31,        OCTOBER 31,      OCTOBER 31,        OCTOBER 31,
                                                                2002               2001             2002               2001
----------------------------------------------------------------------------------------------------------------------------

Revenue                                                 $     45,726       $     51,925      $    92,679       $    100,857

Cost of goods sold                                            22,794             24,249           44,953             47,808
----------------------------------------------------------------------------------------------------------------------------

Gross margin                                                  22,932             27,676           47,726             53,049

Expenses (income)
   Selling and administrative expenses                        17,663             17,982           34,164             34,708
   Gross research and development                              9,087              9,081           18,025             18,479
   Investment tax credits                                      (856)              (809)          (1,740)            (1,587)
   Interest income, net                                         (22)              (102)             (34)              (247)
----------------------------------------------------------------------------------------------------------------------------
                                                              25,872             26,152           50,415             51,353
----------------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations before
   amortization, equity interest and income taxes            (2,940)              1,524          (2,689)              1,696

Amortization of acquired technology                            1,502              1,435            3,010              2,870
Equity interest in losses of partly owned businesses           (131)              1,144             (81)              2,465
----------------------------------------------------------------------------------------------------------------------------

Loss from continuing operations before income taxes          (4,311)            (1,055)          (5,618)            (3,639)

Income taxes                                                   (911)                365            (833)                470
Income taxes - partly owned businesses                             -              (269)                -              (547)
----------------------------------------------------------------------------------------------------------------------------
                                                               (911)                 96            (833)               (77)
----------------------------------------------------------------------------------------------------------------------------

Loss from continuing operations                              (3,400)            (1,151)          (4,785)            (3,562)

Loss from discontinued operations,
   net of tax benefit                                              -            (1,108)                -            (2,099)
----------------------------------------------------------------------------------------------------------------------------
Net loss                                               $     (3,400)      $     (2,259)      $   (4,785)      $     (5,661)
----------------------------------------------------------------------------------------------------------------------------

Loss per share from continuing operations:
   Basic                                                $     (0.11)       $     (0.04)      $    (0.16)       $     (0.12)
   Diluted                                              $     (0.11)       $     (0.04)      $    (0.16)       $     (0.12)
----------------------------------------------------------------------------------------------------------------------------

Loss per share:
   Basic                                                $     (0.11)       $     (0.08)      $    (0.16)       $     (0.19)
   Diluted                                              $     (0.11)       $     (0.08)      $    (0.16)       $     (0.19)
----------------------------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding (thousands):
   Basic                                                      29,782             29,782           29,782             29,782
   Diluted                                                    29,782             29,782           29,782             29,782
----------------------------------------------------------------------------------------------------------------------------

                         LEITCH TECHNOLOGY ANNOUNCES SECOND QUARTER RESULTS -- 5


% OF REVENUE

Gross margin                                                     50%                53%              51%                53%
Sales and administrative                                         39%                35%              37%                34%
Gross research and development                                   20%                17%              19%                18%
Net operating income (loss)                                      -4%                 2%              -2%                 1%
Net loss                                                         -7%                -4%              -5%                -6%


LEITCH TECHNOLOGY CORPORATION
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars - Unaudited)


-------------------------------------------------------------------------------------------------------------
                                                                              SIX MONTHS ENDED
                                                                          OCTOBER 31,            OCTOBER 31,
                                                                                 2002                   2001
-------------------------------------------------------------------------------------------------------------

Cash flows provided by (used in):

Operating activities:
   Loss from continuing operations                                    $       (4,785)        $       (3,562)
   Items not involving cash:
      Depreciation                                                              6,296                  4,995
      Future income taxes                                                     (2,950)                (5,569)
      Amortization of acquired technology                                       3,010                  2,870
      Equity interest in losses of partly owned businesses                        (81)                2,465
      Loss on disposal of capital assets                                          246                     -
   Net change in non-cash balances
      related to continuing operations                                          2,249                (1,953)
-------------------------------------------------------------------------------------------------------------
   Cash flows provided by (used in) continuing operations                       3,985                  (754)
   Cash flows used in discontinued operations                                   (508)                (1,241)
-------------------------------------------------------------------------------------------------------------
   Cash flows provided by (used in) operating activities                        3,477                (1,995)

Financing activities:
-------------------------------------------------------------------------------------------------------------
   Cash flows provided by (used in) financing activities                            -                      -

Investing activities:
   Investment in capital assets                                               (3,311)               (10,732)
   Proceeds from disposal of capital assets                                     2,853                    247
-------------------------------------------------------------------------------------------------------------
   Cash flows used in investing activities                                      (458)               (10,485)

Change in cash balances due to foreign exchange                                    78                  4,140
-------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                3,097                (8,340)

Cash and cash equivalents, beginning of period                                  7,942                 13,986

-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                $      11,039          $       5,646
-------------------------------------------------------------------------------------------------------------

Supplementary cash flow information:
   Income taxes paid                                                     $        530          $       2,881
   Interest paid                                                                  105                    151

                         LEITCH TECHNOLOGY ANNOUNCES SECOND QUARTER RESULTS -- 6

LEITCH TECHNOLOGY CORPORATION
Consolidated Balance Sheets
(In thousands of Canadian dollars except for key ratios - Unaudited)


--------------------------------------------------------------------------------------------
                                                        OCTOBER 31, 2002     APRIL 30, 2002
--------------------------------------------------------------------------------------------

Assets

Current assets:
   Cash and cash equivalents                                $     11,039        $     7,942
   Accounts receivable                                            39,275             49,403
   Inventory                                                      59,678             65,052
   Future income taxes                                             5,036              4,937
   Income taxes recoverable                                        3,927              2,989
   Prepaid expenses and other assets                               6,120              7,225
--------------------------------------------------------------------------------------------
                                                                 125,075            137,548

Capital assets                                                    54,195             60,675
Future income taxes                                               20,139             19,176
Investments in partly owned businesses                             1,599              1,777
Acquired technology                                               12,355             15,258
Goodwill                                                          73,824             73,824
--------------------------------------------------------------------------------------------
                                                            $    287,187       $    308,258
--------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable and accrued liabilities                 $     23,613       $     38,162
   Future income taxes                                             3,343              2,437
   Income taxes payable                                              621                  -
--------------------------------------------------------------------------------------------
                                                                  27,577             40,599

Future income taxes                                                3,865              6,659

Shareholders' equity:
   Capital stock                                                 214,066            214,066
   Cumulative translation account                                  5,692              6,162
   Retained earnings                                              35,987             40,772
--------------------------------------------------------------------------------------------
                                                                 255,745            261,000

Commitments and contingencies

--------------------------------------------------------------------------------------------
                                                            $    287,187       $    308,258
--------------------------------------------------------------------------------------------

Key Ratios:

Days sales outstanding                                                77                 87
Inventory turns                                                     1.51               1.43